Exhibit 99.1

PHOENIX INTERNATIONAL (CHINA) LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

PHOENIX INTERNATIONAL (CHINA) LIMITED

Consolidated Financial Statements

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Phoenix International (China) Limited

We have audited the accompanying consolidated balance sheet of Phoenix International (China) Limited (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix International (China) Limited as of December 31, 2010, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey

April 11, 2011

Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$797,093	$455,466
Accounts receivable, net of allowance for doubtful accounts of $141,830	3,096,232	1,716,343
and $31,736 at December 31, 2010 and 2009, respectively
Advance payments	4,522,647	545,286
Due from unrelated parties	578,396	478,447
Due from shareholders	413,703	270,961
Other current assets	126,218	115,665
Total current assets	9,534,289	3,582,168

Property and equipment, net	3,165,124	236,123

Total assets	$12,699,413	$3,818,291

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$2,063,089	$723,467
Short-term bank loan	303,400	-
Advances from customers	768,773	810,123
Current maturities of capital lease obligations	20,654	27,954
Income taxes payable	2,448,444	727,336
Other taxes payable	722,518	358,111
Other current liabilities	119,874	11,055
Total current liabilities	6,446,752	2,658,046

Long-term capital lease obligations	67,101	84,862

Total liabilities	6,513,853	2,742,908

Stockholders’ equity:
Common stock	1,290	1,290
Additional paid-in capital	493,700	266,900
Statutory reserve	257,630	127,167
Retained earnings	5,270,514	679,541
Accumulated other comprehensive income	162,426	485
Total stockholders’ equity	6,185,560	1,075,383

Total liabilities and stockholders' equity	$12,699,413	$3,818,291

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

	For the Years Ended
	December 31,
	2010	2009

Sales	$18,052,818	$8,643,258

Cost of sales	10,797,743	5,442,973

Gross profit	7,255,075	3,200,285

Operating expenses:
Selling, general and administrative expenses	861,584	628,128
Total operating expenses	861,584	628,128

Income from operations	6,393,491	2,572,157

Other income (expenses):
Interest income (expense)	(5,717)	357
Non-operating expenses	(12,066)	(707)
Total other expenses	(17,783)	(350)

Income before provisions for income taxes	6,375,708	2,571,807

Provisions for income taxes
Current	1,654,272	631,037
Deferred	-	-
Total provisions for income taxes	1,654,272	631,037

Net income	4,721,436	1,940,770

Other comprehensive income
Foreign currency translation adjustment	161,941	1,215

Comprehensive income	$4,883,377	$1,941,985

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

					Accumulated
		Additional			other	Total
	Common	Paid-in	Statutory	Retained	Comprehensive	Stockholders’
	Stock	Capital	Reserve	Earnings	Income	Equity

Balance at December 31, 2008	-	$ 266,900	$ 6,450	$ (113,612)	$ (730)	$ 160,298

Stock issuance	1,290

Net income	-	-	-	1,940,770	-	1,940,770

Statutory reserve	-	-	120,717	(120,717)	-	-

Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	1,215	1,215

Dividends paid to shareholders	-	-	-	(1,026,900)	-	(1,026,900)

Balance at December 31, 2009	1,290	$ 266,900	$ 127,167	$ 679,541	$ 485	$ 1,075,383

Capital contribution	-	226,800	-	-	-	226,800

Net income	-	-	-	4,721,436	-	4,721,436

Statutory reserve	-	-	130,463	(130,463)	-	-

Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	161,941	161,941

Balance at December 31, 2010	1,290	$ 493,700	$ 257,630	$ 5,270,514	$ 162,426	$ 6,185,560

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2010	2009
Cash flows from operating activities:
Net Income	$4,721,436	$1,940,770
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	62,999	38,930
Provisions for bad debts	143,834	6,224
Changes in assets and liabilities:
Accounts receivable	(1,394,949)	(1,042,902)
Advance payments	(3,860,654)	(205,771)
Other current assets	(6,447)	(33,446)
Accounts payable and accrued expenses	1,286,847	(114,579)
Advances from customers	(67,253)	4,509
Income taxes payable	1,654,273	701,638
Other taxes payable	343,472	286,705
Other current liabilities	105,755	10,258
Total Adjustments	(1,732,123)	(348,434)

Net cash provided by operating activities	2,989,313	1,592,336

Cash flows from investing activities:
Due from unrelated parties	(119,092)	(345,472)
Due from shareholders	(130,198)	200,258
Acquisition of property and equipment	(2,911,555)	(135,820)

Net cash used in investing activities	(3,160,845)	(281,034)

Cash flows from financing activities:
Proceeds from short-term loan	295,880	-
Current portion of capital lease obligations	(8,048)	11,164
Long-term capital lease obligations	(20,142)	(27,937)
Common stock	-	1,290
Contribution from shareholders	226,800	-
Dividends paid to shareholders	-	(1,026,900)

Net cash provided by (used in) financing activities	494,490	(1,042,383)

Effect of foreign currency translation on cash	18,669	796

Net increase in cash and cash equivalents	341,627	269,715

Cash and cash equivalents – beginning	455,466	185,751

Cash and cash equivalents – ending	$797,093	$455,466

Supplemental disclosure information:
Cash paid for interest	$5,717	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 1 – Organization and Nature of Business

Phoenix International (China) Limited (the “Company”) was incorporated on October 19, 2009 under the laws of Hong Kong, the People’s Republic of China (“PRC”). On June 7, 2010, the Company invested 100% in Hunan Beiwei International Media Consulting Co., Ltd., a wholly foreign-owned enterprise (“WFOE”) in the county of Changsha, Hunan Province, PRC under the corporate laws of PRC.

On June 7, 2010, the WFOE entered into a series of agreements, the purpose of which was to restructure Changsha Zhongte Advertising Limited (“Zhongte”), Changsha Beiwei Sanshi Cultural Communication Limited (“Beiwei”) and Changsha Beichen Cultural Communication Limited (“Beichen”) in accordance with PRC law such that it could seek capital and grow its business (the “Restructuring”). Zhongte, Beiwei and Beichen were formed on September 27, 2002, August 26, 2003 and June 3, 2008, respectively, in the city of Changsha, Hunan Province, PRC under the corporate laws of PRC. The Agreements, including, but not limited to, a Consulting Services Agreement and an Operating Agreement, provide that all business revenues of Zhongte, Beiwei and Beichen will be directed in full by Zhongte, Beiwei and Beichen into bank accounts nominated by the WFOE, and the WFOE agrees to, as the guarantor for Zhongte, Beiwei and Beichen in the contracts, agreements or transactions in connection with Zhongte’s, Beiwei’s and Beichen’s operations with any other third party, provide full guarantee for the performance of such contracts, agreements or transactions. The general purpose of the agreements was for the WFOE to obtain voting rights and other stockholder rights in Zhongte, Beiwei and Beichen.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

As disclosed in Note 1, the WFOE entered into a series of Agreements with Zhongte, Beiwei and Beichen.  Under FASB ASC 810 (formerly FIN-46R), Zhongte, Beiwei and Beichen are variable interest entities and the WFOE is the primary beneficiary. Therefore, the WFOE has consolidated Zhongte, Beiwei and Beichen in its financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the accounts of Phoenix International (China) Limited and its controlling subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

In preparing the accompanying audited consolidated financial statements, we evaluated the period from December 31, 2010 through the date the consolidated financial statements were issued for material subsequent events requiring recognition or disclosure. No such events were identified for this period.

Use of Estimates

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for accounts receivable and income taxes. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenues primarily from designing, producing and distributing advertisements.  Revenue for the Company’s services is recognized when all of the following criteria are satisfied: (a) persuasive evidence of an arrangement exists; (b) the price is fixed or determinable; (c) collectability is reasonably assured; and (d) services have been performed.  Advertising revenue from television advertisement is recognized as the commercials are aired.  Advertising revenue from newspapers is recognized when the advertisements are published.  When the Company receives advance payments from clients, management records these amounts as advances from customers until the revenue is recognized.  Because the Company acts as a principle obligor to its advertising clients, the Company reports revenue on a gross basis.

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows,” codified in ASC Topic 230, the Company considers all highly liquid instruments with original maturities of three months or less to be “cash equivalents”.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the period.  Based on its assessment of the credit history with customers having outstanding balances and current relationships with them, management makes conclusions whether any realization of losses on balances outstanding at the end of the period will be deemed uncollectible based on the age of the receivables. The Company reserves 5% of accounts receivable balances that have been outstanding for more than 6 months and less than one year, 20% of accounts receivable balances that have been outstanding for more than one year and less than two years, and 100% of accounts receivable balances that have been outstanding for more than two years. The allowance for doubtful accounts as of December 31, 2010 and 2009 was $141,830 and $31,736, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets as follows:

Vehicles	5 to 8 years
Office equipment and furniture	3 to 5 years
Building and improvements	10 to 20 years

Cost of repairs and maintenance is expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of operations.

Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” codified in ASC Topic 360-10-35, the Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions, which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future discounted cash flows. If the total of the expected future discounted cash flows is less than the total carrying value of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. No differences were noted between the book and tax bases of the Company’s assets and liabilities, respectively. Therefore, there are no deferred tax assets or liabilities for the year ended December 31, 2010. The statutory income tax rate is 25%.

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, accounts receivable, accounts payable, and other instruments.  The carrying values of cash equivalents, accounts receivable, and accounts payable short-term debt approximate their fair value because of the short maturity of these instruments.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company is determined using local currency (Chinese Yuan) as the functional currency. Assets and liabilities are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital is contributed. Income statement accounts are translated at the average rate of exchange during the year. Currency translation adjustments arising from the use of different exchange rates are included in accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into US Dollars for the purposes of preparing the condensed combined financial statements were as follows:

	December 31, 2010	December 31, 2009
Balance sheet items, except for stockholders’
equity items	RMB 1: US$0.15170	RMB 1: US$0.14670

	December 31, 2010	December 31, 2009
Amounts included in the statements of
income, and statements of cash flows for the
years then ended	RMB 1: US$0.14794	RMB 1: US$0.14661

Stockholders’ equity items	Historical rate	Historical rate

Comprehensive Income

The Company has adopted SFAS No. 130, codified in ASC Topic 220-10, Reporting Comprehensive Income, which establishes rules for the reporting and display of comprehensive income, its components and accumulated balances. ASC 220-10 defines comprehensive income to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale marketable securities, except those resulting from investments by owners and distributions to owners.

Recent Accounting Pronouncements

In January 2010, the FASB expanded the disclosure requirements for fair value measurements relating to the transfers in and out of Level 2 measurements and amended the disclosure for the Level 3 activity reconciliation to be presented on a gross basis. In addition, valuation techniques and inputs should be disclosed for both Levels 2 and 3 recurring and nonrecurring measurements. The new requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the Level 3 activity reconciliation which are effective for fiscal years beginning after December 15, 2010. The Company adopted the new disclosure requirements on January 1, 2010 except for the disclosure related to the Level 3 reconciliation, which will be adopted on January 1, 2011. The adoption will not have an impact on its consolidated financial condition, results of operations or cash flows.

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In October 2009, the FASB issued an amendment to the accounting and disclosure for revenue recognition. The amendment modifies the criteria for recognizing revenue in multiple element arrangements. Under the guidance, in the absence of vendor-specific objective evidence (“VSOE”) or other third party evidence (“TPE”) of the selling price for the deliverables in a multiple-element arrangement, this amendment requires companies to use an estimated selling price (“ESP”) for the individual deliverables. Companies shall apply the relative-selling price model for allocating an arrangement’s total consideration to its individual deliverables. Under this model, the ESP is used for both the delivered and undelivered elements that do not have VSOE or TPE of the selling price. The guidance is effective for the fiscal year beginning on or after June 15, 2010, and will be applied prospectively to revenue arrangements entered into or materially modified after the effective date. The Company intends to adopt the new guidance prospectively beginning January 1, 2011 and is currently evaluating the impact the adoption will have on its consolidated financial statements.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) officially launched the FASB Accounting Standards Codification (“ASC”), which has become the single official source of authoritative nongovernmental U.S. GAAP, in addition to guidance issued by the Securities and Exchange Commission. The ASC is designed to simplify U.S. GAAP into a single, topically ordered structure. All guidance contained in the ASC carries an equal level of authority. The ASC is effective for all interim and annual periods ending after September 15, 2009. The Company’s implementation of this guidance effective July 1, 2009 did not have a material effect on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 (ASC 855-10-05) also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 (ASC 855-10-05) is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this pronouncement during the year ended December 31, 2009. SFAS 165 (ASC 855-10-05) requires that public entities evaluate subsequent events through the date that the financial statements are issued.

Note 3 – Advance Payments

The Company makes advance payments to certain media for issuing advertisements. As of December 31, 2010 and 2009, balances on advance payments were $4,522,647 and $545,286, respectively.

Note 4 – Due from Unrelated Parties

As of December 31, 2010 and 2009, the Company had outstanding loans to unrelated parties of $578,396 and $478,447, respectively. These loans represent good-faith loans that are non-interest bearing given to third parties and are payable on demand.

Note 5 – Property and Equipment

Property and equipment as of December 31, 2010 and 2009 consist of the following:

	December 31, 2010	December 31, 2009

Office equipment and furniture	$159,234	$49,330
Vehicles	211,644	154,902
Vehicles – capital lease	144,818	179,947
Buildings	2,867,130	-
Subtotal	3,382,826	384,178
Less: accumulated depreciation	217,702	148,055

Total	$3,165,124	$236,123

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 5 – Property and Equipment (continued)

Depreciation expense for the years ended December 31, 2010 and 2009 was $62,999 and $38,930, respectively. For the years ended December 31, 2010 and 2009, amortization of Vehicles under capital lease included in depreciation expense was $16,391 and $24,219, respectively.

Note 6 – Capital Leases – Future Minimum Lease Payments

The Company leases certain vehicles under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the property and equipment and was $144,818 and $179,947 as of December 31, 2010 and 2009, respectively. Accumulated amortization of the leased vehicles as of December 31, 2010 and 2009 was $77,716 and $95,084, respectively. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of December 31, 2010 are as follows:

Year Ending December 31,	Amount
2011	$20,654
2012	20,654
2013	11,552
2014	4,747
2015	4,747
Thereafter	25,401
Total minimum lease payments	$87,755
Less: Current maturities of capital
lease obligations	(20,654)
Long-term capital lease obligations	67,101

Note 7 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2010	December 31, 2009

Accounts payable	$1,908,089	$648,467
Accrued expenses	155,000	75,000

Total	$2,063,089	$723,467

The carrying value of accounts payable and accrued expenses approximates their fair value due to the short-term nature of these obligations.

Note 8 – Short-Term Bank Loan

Short-term bank loan consists of the following:

	December 31,	December 31,
	2010	2009
On July 26, 2010, the Company signed a loan agreement with Bank of
Changsha in the amount of $303,400, which is to be repaid in full by
July 27, 2011, The interest is calculated using annual fixed interest rate of 5.31% and paid monthly. The loan is guaranteed by Hunan Furong
Credit Guaranty for Small to Mid-size Enterprise, Ltd.	$303,400	$-
Total short-term bank loan	$303,400	$-

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 9 – Advances from Customers

As of December 31, 2010 and 2009, the Company had advances from customers of $768,773 and $810,123, respectively. As a common business practice, the Company requires certain customers to make advance payments for advertisements. Such advances are interest-free and unsecured.

Note 10 – Income Taxes

Phoenix International (China) Limited was incorporated in the Hong Kong China. Under the corporate tax laws of Hong Kong, it is not subject to tax on income or capital gain.

The Company’s Chinese subsidiary and affiliated operating companies based in China are governed by the Income Tax Law of the PRC concerning the private-run enterprises, which are generally subject to tax at a new statutory rate of 25% and were, until January 2008, subject to tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on income reported in the statutory statements after appropriate tax adjustments.

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the PRC (the New CIT Law), which is effective from January 1, 2008. Under the new law, the corporate income tax rate applicable to all Companies, both domestic and foreign-invested companies, is 25%, replacing the previous applicable tax rate of 33%. For the years ended December 31, 2010 and 2009, the income taxes provision for the Company was $1,654,273 and $631,037, respectively.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”)

jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT. Since the Company intends to reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future.

Note 11– Other Taxes Payable

Other taxes payable consists of the following:

	December 31, 2010	December 31, 2009

Business taxes payable	$501,108	$179,962
Fees and surcharges payable	221,410	178,149

Total	$722,518	$358,111

Note 12– Statutory Common Welfare Fund

As stipulated by the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

(i)

Making up cumulative prior years’ losses, if any;

(ii)

Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

(i)

Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees;

Allocations to the discretionary surplus reserve were approved in the shareholders’ general meeting. The Company provided a reserve for the welfare fund of $130,463 and $120,717 for the fiscal years ended December 31, 2010 and 2009, respectively.

PHOENIX INTERNATIONAL (CHINA) LIMITED

Notes to Consolidated Financial Statements

Note 13 – Risk Factors

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 14 – Risk of Concentrations and Credit Risk

For the year ended December 31, 2010, five major media accounted for approximately 68% of the Company’s cost for issuing advertisements, while for the year ended December 31, 2009, three major media accounted for approximately 60% of the Company’s cost for issuing advertisements. Total advertisements issued by these media were $7,276,136 and $3,259,108 for the years ended December 31, 2010 and 2009, respectively.

Ten major customers accounted for approximately 41% of the Company’s sales for the year ended December 31, 2010, and five major customers accounted for approximately 28% of the Company’s sales for the year ended December 31, 2009. Total sales to these customers were $7,371,837 and $2,419,532, for the years ended December 31, 2010 and 2009, respectively.

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with financial institutions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and minimal credit risk exists with respect to these investments.